AMENDMENT OF THE BYLAWS OF

INTERFACE, INC.

The Bylaws (the “Bylaws”) of Interface, Inc. (the “Corporation”), are hereby amended as follows:

1.  Article V, Section 1 of the Bylaws is deleted in its entirety and replaced with the following:

Section 1.  Form.  The shares of stock of the corporation may be certificated or uncertificated, and may be evidenced by registration in the holder’s name in uncertificated, book-entry form on the books of the corporation in accordance with a direct registration system.  Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Georgia, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation’s articles of incorporation, these Bylaws, any agreement among shareholders or any agreement between shareholders and the corporation.  Every holder of fully-paid stock in the corporation shall be entitled, upon request, to have a certificate in such form as the board of directors may from time to time prescribe.  The certificates representing shares of stock of the corporation shall be in such form as may be approved by the board of directors, which certificates representing shares shall be issued to the shareholder of the corporation in numerical order from the stock book of the corporation, and each of which shall bear the name of the shareholder, the number of shares represented, and the date of issue; and which shall be signed by the President or a Vice-President and the Secretary or an Assistant Secretary of the corporation; and which shall be sealed with the seal of the corporation.

2.  Article V, Section 3(3) of the Bylaws is deleted in its entirety and replaced with the following:

3.           Shares of stock of the corporation shall be transferred only on the books of the corporation by the shareholder of record or his duly authorized attorney-in-fact, and with all taxes on the transfer having been paid, and if such shares are represented by a certificate, upon surrender to the corporation of the certificate representing the shares accompanied by an assignment in writing, or for uncertificated shares, upon the presentation of proper evidence of authority to transfer by the record holder. The corporation may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.  Upon the surrender of shares represented by a certificate for transfer of stock, such certificate shall at once be conspicuously marked on its face “Canceled” and filed with the permanent stock records of the corporation.  The board of directors may make such additional rules concerning the issuance, transfer and registration of stock and requirements regarding the establishment of lost, destroyed or wrongfully taken certificated or uncertificated shares (including any requirement of an indemnity bond prior to issuance of any replacement certificate or uncertificated shares in lieu of new certificates) as it deems appropriate.  No certificate representing shares (or uncertificated shares in lieu of a certificate) shall be issued until the consideration for the shares represented thereby has been fully paid.

Adopted by the Board of Directors, this the 25th day of October, 2007.

/s/ Raymond S. Willoch
Secretary